UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUPERGEN, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

868059106
(CUSIP Number)

February 10, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868059106	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS.

MGI Pharma, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
	Not applicable	(b) [_]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

0
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0
12	TYPE OF REPORTING PERSON

CO

ITEM 1	(a).	Name of Issuer

Supergen, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

4140 Dublin Blvd., Suite 200, Dublin, California 94568

ITEM 2.	(a).	Name of Person Filing:

MGI Pharma, Inc.

	(b).	Address of Principal Business Office or, if None, Residence:

5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437-3174

	(c).	Citizenship:

See Item 4 on page 2.

	(d).	Title of Class of Securities:

Common stock, $0.001 par value

	(e).	CUSIP Number:

868059106

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

(a).	[_]	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b).	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c).	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d).	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e).	[_]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f).	[_]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g).	[_]	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h).	[_]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i).	[_]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j).	[_]	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

ITEM 4.	Ownership.

	(a)	Amount beneficially owned:

See Item 9 on page 2.

On February 10, 2009, MGI Pharma, Inc. (“MGI”) transferred 4,000,000 shares of common stock, $0.001 par value (the “Common Stock”), of Supergen, Inc. to Eisai Corporation of North America, the sole shareholder of MGI. Such 4,000,000 shares transferred represented all shares of Common Stock owned by MGI at the time of the transfer.

(b)	Percent of class:

See Item 11 on page 2

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on page 2

(ii)	Shared power to vote or to direct the vote:

See Item 6 on page 2

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on page 2

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on page 2

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
(Date)

MGI Pharma, Inc.

By: /s/ Kenneth Klauser
(Signature)

Kenneth Klauser / Chief Financial Officer
(Name/Title)